Filed by Constellation Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Constellation Brands, Inc.

Commission File No. 001-08495

The following was distributed to employees of Constellation Brands, Inc. on June 30, 2022

TO:	All Constellation Brands Employees

FROM:	Bill Newlands, President & CEO

DATE:	Thursday, June 30, 2022

SUBJECT:	STZ Common Stock Structure Update

Earlier today, in addition to announcing our extremely strong Q1 Fiscal 2023 business results, Constellation also announced it has reached an agreement with the Sands family to eliminate the company’s Class B common stock and transition to a more traditional common stock structure. As you may recall, we received a non-binding proposal from the Sands family related to this matter back in April. Please click here to reference the original announcement.

As mentioned in our previous update, the change to a more traditional common stock structure where all of our shareholders hold the same voting rights would mark a logical next step in Constellation’s transition away from a family-controlled entity, a process that began more than 3 years ago with the appointment of our company’s first non-family CEO. The agreement to eliminate the company’s Class B common stock is expected to provide a number of corporate governance and other benefits to our company and shareholders. While the agreement would simplify our common stock structure, this transition would not change the Sands family’s standing as Constellation’s largest shareholder. Furthermore, based on the terms of the agreement, Rob and Richard would remain on our Board of Directors.

This agreement is subject to the approval of our shareholders and the effectiveness of the Company’s registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the reclassification. Following today’s announcement, this process is expected to be completed in the second half of this calendar year.

This process will have no impact on our ongoing day-to-day management of the business. Because of your efforts, we’re off to another strong start in Fiscal 2023. I want to sincerely thank each of you for your continued commitment to helping Constellation achieve our ultimate ambitions. Let’s continue to stay focused on what we do best – building brands people love, driving industry-leading results, delivering on bold ESG goals that are good for our business and the world, and serving as a company that in all respects is truly Worth Reaching For.

Please refer to the attached document for some additional important information required by SEC regulations based on the nature of the transaction.

[ATTACHMENT TO THE EMAIL COMMUNICATION]

TO:	All Constellation Brands Employees

FROM:	Bill Newlands, President & CEO

DATE:	Thursday, June 30, 2022

SUBJECT:	STZ Common Stock Structure Update

Earlier today, in addition to announcing our extremely strong Q1 Fiscal 2023 business results, Constellation also announced it has reached an agreement with the Sands family to eliminate the company’s Class B common stock and transition to a more traditional common stock structure. As you may recall, we received a non-binding proposal from the Sands family related to this matter back in April. Please click here to reference the original announcement.

As mentioned in our previous update, the change to a more traditional common stock structure where all of our shareholders hold the same voting rights would mark a logical next step in Constellation’s transition away from a family-controlled entity, a process that began more than 3 years ago with the appointment of our company’s first non-family CEO. The agreement to eliminate the company’s Class B common stock is expected to provide a number of corporate governance and other benefits to our company and shareholders. While the agreement would simplify our common stock structure, this transition would not change the Sands family’s standing as Constellation’s largest shareholder. Furthermore, based on the terms of the agreement, Rob and Richard would remain on our Board of Directors.

This agreement is subject to the approval of our shareholders and the effectiveness of the Company’s registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission in connection with the reclassification. Following today’s announcement, this process is expected to be completed in the second half of this calendar year.

This process will have no impact on our ongoing day-to-day management of the business. Because of your efforts, we’re off to another strong start in Fiscal 2023. I want to sincerely thank each of you for your continued commitment to helping Constellation achieve our ultimate ambitions. Let’s continue to stay focused on what we do best – building brands people love, driving industry-leading results, delivering on bold ESG goals that are good for our business and the world, and serving as a company that in all respects is truly Worth Reaching For.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

Participants in the Solicitation

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders to be held on July 19, 2022, which was filed with the SEC on June 2, 2022 and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this communication and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this communication regarding Constellation and the reclassification transaction that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) Constellation’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of

Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and Quarterly Report on Form 10-Q for the quarter ended May 31, 2022.